Filed Pursuant to Rule 253(g)(2)

File No. 024-11033

BLOCKSTACK PBC

SUPPLEMENT NO. 3 DATED OCTOBER [ ], 2019

TO THE OFFERING CIRCULAR DATED JULY 11, 2019

This document supplements, and should be read in conjunction with, the offering circular of Blockstack PBC (the “Company”) dated July 11, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Offering Circular”), the Supplement No. 1 to the Offering Circular dated August 22, 2019 and filed by the Company with the SEC on August 22, 2019 and the Supplement No. 2 to the Offering Circular dated October 23, 2019 and filed by the Company with the SEC on October 24, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose changes to the App Mining payout schedule and to disclose updates to the timing of the App Mining payout distributions.

The changes to the App Mining payout schedule were implemented in order to reduce potential adverse effects to the Blockstack App Mining community from lack of liquidity for the Stacks Tokens due to the fact that no exchange or alternative trading system currently exists, to our knowledge, on which Stacks Tokens may be traded by United States residents in compliance with applicable law. These potential adverse effects may include the need of app miners to make tax payments on the rewards they earn through the App Mining program and app miners’ need to pay for various expenses associated with their App Mining activities in U.S. dollars or other more liquid currencies. To this end, the payouts for months 4, 5 and 6 will include additional bitcoin payouts and a reduction in Stacks Tokens payouts from $500,000 (or $550,000 when including $50,000 in total monthly bonus awards for the ten highest-rated new apps) to $300,000 ($330,000 including bonuses). The Stacks Token payout in month 7 has been reduced to $500,000 ($550,000 including bonuses). Existing monthly bitcoin payouts of $100,000, however, which were scheduled to end in month 3, have been extended through month 6. The total aggregate amount of payouts to be made, therefore, during months 4, 5 and 6 is USD $430,000 for each month.

As a result of the above-described changes, the total payouts of Stacks Tokens to application developers as part of the App Mining program has been reduced from $9,900,000 to $9,100,000 (with bonuses excluded), and $10,890,000 to $10,010,000 (with bonuses included). Total payouts, including bitcoin, have been reduced from $11,190,000 to $10,610,000. The $800,000 in Stacks Tokens previously allocated to months 4 to 7 may, in the Company’s discretion, be used to offer additional payments to App Reviewers, to increase payouts of Stacks Tokens for later months, or be left undistributed in this offering.

The Stacks Tokens will continue to be valued as described in the section of this offering circular captioned “Plan of Distribution—Valuation of non-cash consideration.”  The Bitcoin payouts will be valued based on the average at-the-market price the Company can obtain from its ordinary course Bitcoin vendors to acquire USD $100,000 worth of Bitcoin. This value will change monthly.

With respect to changes to the timing of App Mining distributions, the Company intends to audit the rankings which contribute to the calculation of the rewards share, described in the Offering Circular in the section “Plan of Distribution—App Mining Program” to ensure accuracy in tabulation, and therefore, while distribution of the rewards will continue to begin within one business day of the rewards date, reward amounts may not be received for five to ten business days while the audit is completed.  In addition, distribution of the Stacks Tokens earned as rewards in the month of October 2019 will begin on or before November 6, 2019.

1.              The following sentence is to be inserted into the section “Offering Summary—Terms of the Offering—App Mining Program.” It is intended to replace the sentence in the fifth paragraph of that section which currently reads: “Distribution of the Stacks Tokens earned on a rewards date will occur within one business day of that rewards date, except, as noted above, for all rewards dates that occur prior to the Cash Offering Closing, which will be distributed at time of the Cash Offering Closing.”

“Distribution of the Stacks Tokens earned on a rewards date will begin within one business day of that rewards date, but amounts may not be received for five to ten business days while the rankings of the applications which contribute to the calculation of the reward shares are being audited and payments implemented, except, as noted above, for all rewards dates that occur prior to the Cash Offering Closing, which were distributed as part of the Cash Offering Closing (except for the Stacks Tokens earned as rewards in the month of October 2019, distribution of which will begin on or before November 6, 2019).”

2.              The following paragraph is to be inserted in the section “Offering Summary—Terms of this Offering—App Mining Program.” It is intended to replace the third paragraph in that section.

“Both the rewards pool and reward share will change over the course of the program. During the first rewards period of the App Mining program, the rewards pool will start at a size of $100,000 in Stacks Tokens (priced as described under “—Pricing” below).   The dates between which each rewards period runs are described below.  The rewards pool will remain at a size of $100,000 in monthly payouts for first through third rewards period of the program. In the fourth rewards period through the sixth rewards period of the program, the rewards payments will include additional bitcoin payouts and we anticipate increasing the rewards pool to $300,000 monthly. In the seventh rewards period we anticipate increasing the rewards pool to $500,000 monthly. In the eighth rewards period and ninth rewards period, we anticipate increasing the rewards pool to $700,000 monthly. In the tenth rewards period through the fifteenth and final rewards period of the App Mining program, we anticipate increasing the rewards pool to $1,000,000, monthly, although that is subject to change.  With respect to the rewards share, for the first through third rewards period of the App Mining program, we anticipate that the reward share will be 3%. For the fourth through seventh rewards period, we anticipate that the reward share will be 5%. For the eighth and ninth rewards periods, we anticipate that the reward share will be 4%. For the tenth rewards period through the final rewards period of the App Mining program, we anticipate the reward share will be 3%.”

3.              The following chart is to be inserted into the section “Plan of Distribution—App Mining Program.” The chart below replaces the chart currently found under the sentence “The following chart shows the amount of the rewards pool, the reward share percentage, the bonus amounts and total monthly payout of Stacks Tokens in dollars for each rewards period following qualification.”

Month	Stacks Token Payout	Reward Share	Total Monthly Bonus Award for the 10 Highest- Rated New Apps (Stacks Tokens)	Bitcoin Payout	Total Monthly payout aggregate
Month 1 (August)	$100,000	3%	$10,000	$100,000	$210,000
Month 2	$100,000	3%	$10,000	$100,000	$210,000
Month 3	$100,000	3%	$10,000	$100,000	$210,000
Month 4	$300,000	5%	$30,000	$100,000	$430,000
Month 5	$300,000	5%	$30,000	$100,000	$430,000
Month 6	$300,000	5%	$30,000	$100,000	$430,000
Month 7	$500,000	5%	$50,000		$550,000
Month 8	$700,000	4%	$70,000		$770,000
Month 9	$700,000	4%	$70,000		$770,000
Month 10	$1,000,000	3%	$100,000		$1,100,000
Month 11	$1,000,000	3%	$100,000		$1,100,000
Month 12	$1,000,000	3%	$100,000		$1,100,000
Month 13	$1,000,000	3%	$100,000		$1,100,000
Month 14	$1,000,000	3%	$100,000		$1,100,000
Month 15	$1,000,000	3%	$100,000		$1,100,000
Total	$9,100,000		$910,000		$10,610,000

4.              The following sentence is to be inserted into the section “Plan of Distribution—App Mining Program.” It is intended to replace the sentence in the fifth paragraph of that section which currently reads: “Distribution of the Stacks Tokens earned on a rewards date will occur within one business day of that rewards date, except, as noted above, for all rewards dates that occur prior to the Cash Offering Closing, which will be distributed at time of the Cash Offering Closing.”

“Distribution of the Stacks Tokens earned on a rewards date will begin within one business day of that rewards date, but amounts may not be received for five to ten business days while the rankings of the applications which contribute to the calculation of the reward shares are being audited and payments implemented, except, as noted above, for all rewards dates that occur prior to the Cash Offering Closing, which were distributed as part of the Cash Offering Closing (except for the Stacks Tokens earned as rewards in the month of October 2019, distribution of which will begin on or before November 6, 2019).”

The above clarifications will be reflected in a revised version of the terms of service agreed to by participants in the App Mining program (such terms of service includes the App Mining participant terms), which will be filed as an exhibit to the Company’s next periodic report.